FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  1 August 2006


                               File no. 0-17630


                         CRH Investment in Joint Venture



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Investment in Joint Venture




N      E      W      S         R      E      L      E      A      S     E


                                                                   1 August 2006



                CRH INVESTS IN CEMENT JOINT VENTURE IN FLORIDA

CRH plc, the international building materials group, announces that its US subsidiary, Oldcastle Materials, Inc., has taken a 50% equity stake in American Cement Company, LLC (ACC), for a cash contribution of US$50 million. Oldcastle Materials' partners in ACC are the shareholders of Trap Rock Industries, a major regional construction materials and contracting company in New Jersey. ACC has been formed to develop and operate a cement plant in central Florida. Senior debt to finance the installation of the facility will be provided to ACC by Oldcastle Materials.



The new cement plant and associated facilities, for which planning and permitting approvals have been received, will be located in Sumterville, close to Orlando and Tampa in Florida, on an ACC-owned deposit which contains over 150 million tons of high quality limestone reserves. The plant will have an annual capacity of 1.1 million tonnes, and is expected to commence production in late 2008.


Florida is one of the strongest construction markets in the US and has very positive long-term demographic growth trends. While the CRH Products & Distribution Division in the Americas already has significant operations in Florida, this is Oldcastle Materials' first investment in the region and is an entry into the cement sector in the US.


CRH's Europe Materials Division produces almost 13 million tonnes of cement annually at facilities in Finland, Ireland, Poland, Portugal, Switzerland, Tunisia and Ukraine.


Commenting on this investment, Tom Hill, CEO of Oldcastle, Inc., said: "The outlook for the Florida construction sector is excellent and, with up to 40% of total annual cement consumption in the state currently being imported, we believe there is real need for the local production capacity which ACC's new facility will add."


Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive

Myles Lee, Finance Director

Eimear O'Flynn, Head of Investor Relations

Maeve Carton, Group Controller


      CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland

                TELEPHONE +353.1.4041000  FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam
                           Square , Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  1 AUGUST 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director